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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                                                 Commission File Number 33-42880


                          NOTIFICATION OF LATE FILING


        (Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K
[_] Form 10-Q  [_] Form N-SAR

     For Period Ended:       December 31, 1996
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     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended:
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Read Instruction before preparing form. Please print or type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I--REGISTRANT INFORMATION

Nova Technologies, Inc.
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Full Name of Registrant


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Former Name if Applicable

545 Middle Street
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Address of Principal Executive Office (Street and Number)

Bristol, CT 06010
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City, State and Zip Code


                       PART II--RULES 12b-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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[X]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or portion thereof will be filed on or before the 15th calendar day following the
            prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]    (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

                              PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED.)

Registrant was unable to file Form 10-Q due to an inability to timely obtain all information to make full and complete disclosure of its financial results.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              David P. Tuttle                 (203)             862-2396
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(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
     no, identify report(s).                                    [X] Yes  [_] No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                          Nova Technologies, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  March 26, 1997                        By: /s/ Stephen M. Fisher
    ----------------------------------         -----------------------------
                                                Stephen M. Fisher
                                                President

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                           ATTACHMENT TO FORM 12B-25
                                      OF
                            NOVA TECHNOLOGIES, INC.
                                  PART IV (3)

It is anticipated that the Registrant's earnings statement to be included with its Form 10-K will reflect a net loss for the year of approximately $2,000,000 compared to a net loss for its last fiscal year of $1,302,208. The change in results of operations is due primarily to increases in general and administrative, interest and manufacturing overhead expenses which were partially offset by increased sales resulting from the acquisition of Comed Systems, Inc. (now known as Vivax Medical Corp.) on June 14, 1996.

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